Exhibit 99.1

CTW Announces Financial Results for First Half of Fiscal 2026

Management will host an earnings webcast on Wednesday, May 13 at 8:30 a.m. ET

TOKYO, JAPAN, May 13, 2026 – CTW (Nasdaq: CTW) (“the Company”), a leading game platform company providing global access to web-based games through its flagship HTML5 platform, G123.jp, reports financial results for the six months ending January 31, 2026 (“1H26”), highlighting the resilience of its asset-light operating model, which drove significant improvement in segment profitability and Adjusted EBITDA despite modest year-over-year revenue softness.

1H26 Financial and Business Highlights

●	Revenue of $40.9 million in 1H26, a decline of 1% from $41.2 million in the six months ended January 31, 2025 (“1H25”)

●	Segment profit increased 55% year-over-year and Adjusted EBITDA increased 16%, year-over-year, demonstrating the flexibility of CTW’s asset-light operating model and disciplined marketing optimization

●	Launched seven new games on G123.jp; Crayon Shinchan My Sugoroku Great Strategy has become one of the Company’s largest titles by in-game purchases

●	35 games live on G123.jp as of January 31, 2026 with 6 titles in pre-registration and 20 in backlog

●	Opened New York office to support marketing, partnerships, and user acquisition for international expansion

Comments from Ryuichi Sasaki, Founder, CEO, and Chairman of CTW

“Gross in-game purchases and revenue each declined by 1% in the first half of fiscal 2026 compared to the first half of fiscal 2025, primarily due to softer-than-expected monetization from new titles, ongoing lifecycle trends in legacy games, and moderated player engagement. While these results fell short of our expectations, the period demonstrated the resilience and adaptability of our operating model.

CTW’s platform is designed to react quickly to changing user behavior and monetization trends. During the period, we identified underperforming titles early and proactively reduced marketing and advertising spend, which preserved profitability and strengthened segment margins. We believe this disciplined, return-focused approach is a key differentiator for CTW.

Looking ahead, we are optimistic about the opportunities in front of us. We have already launched several new titles in the second half, including High School of the Dead and Kakegurui ALL IN, and early engagement trends are encouraging relative to our first half releases. Our upcoming content pipeline includes additional well-known anime franchises that we believe are better aligned with user demand and support strong monetization going forward.

We also continue to prioritize international expansion as a major strategic initiative. While Japan remains our largest market, we see substantial long-term potential in other regions, such as North America. Earlier this year, we established a New York City presence to support localized marketing efforts, potential strategic partnerships, and broader user acquisition initiatives. We believe our browser-first gaming ecosystem, which allows players to access games instantly across devices without downloads, is uniquely positioned within the evolving global gaming market. While the first half presented challenges, we believe CTW is still in the early stages of a much larger growth opportunity, supported by a scalable platform, a strengthening content pipeline, an expanding global footprint, and a broadening global interest in anime culture.”

Results for 1H26

Revenue decreased 1% year-over-year to $40.9 million, primarily reflecting underperformance of new launches in the period, normal lifecycle trends of legacy games, and softer player engagement.

Segment profit* increased 55% year-over-year to $18.0 million (37.1% of in-game purchases) as compared to $11.6 million in 1H25 (23.7% of in-game purchases), demonstrating meaningful margin expansion despite slightly lower in-game purchases. The improvement was driven by lower advertisement expenses ($18.8 million in 1H26 vs. $24.7 million in 1H25) and lower revenue share with game developers and IP holders ($8.2 million in 1H26 vs. $9.5 million in 1H25) and partially offset by higher server costs ($1.4 million in 1H26 vs. $0.9 million in 1H25) and slightly lower consolidated in-game purchases ($48.6 million in 1H26 vs. $49.1 million in 1H25).

Net Loss was $1.2 million, or $(0.02) per share, compared with net income of $0.6 million, or $0.01 per share, in 1H25, reflecting increased public company and infrastructure costs.

Adjusted EBITDA** was $4.3 million (10.5% of revenue), a 16.0% increase from $3.7 million in 1H25 (9.0% of revenue).

*	Further clarification and explanation of Segment profits can be found in the Segment Reporting section of the press release and at ctw.inc/investors.

**	Further clarification and explanation of non-GAAP measures and reconciliation to the most comparable GAAP measure can be found in the “U.S. GAAP Reconciliation of Non-GAAP Adjusted Results” section of the press release and at ctw.inc/investors.

CTW remains focused on improving content performance, expanding internationally, and maintaining disciplined capital allocation as it enters the second half of fiscal 2026.

Earnings Conference Call and Webcast

Management will host an earnings webcast at 8:30 a.m. ET on Wednesday, May 13, 2026 to review the Company’s financial results and provide a general corporate update. Interested investors can register for the webcast here.

The Company has posted a supplemental slide presentation at ctw.inc/investors. Investors are encouraged to review these materials in conjunction with this press release.

About CTW

CTW is a leading global game platform company providing instant access to free-to-play, browser-based games inspired by popular Japanese animation, including So I’m a Spider, So What? Ruler of the Labyrinth, Arifureta: From Commonplace to World’s Strongest – Rebellion Soul, and Queen’s Blade Limit Break. CTW delivers these games through its flagship HTML5 platform, G123.jp. For more information, visit ctw.inc.

Forward Looking Statements

This announcement contains forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. CTW may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about CTW’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: CTW’s growth strategies; its future business development, results of operations and financial condition; its ability to distribute successful and engaging games with high “playability” on its platform; its ability to efficiently attract and retain end-users who come to play and make in-game purchases; its ability to achieve positive return on investment on user acquisition efforts; its ability to establish and maintain relationships with game developers; governmental policies and regulations relating to CTW’s industry; and general economic and business conditions globally and in Japan and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in CTW’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and CTW undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Contacts

Investors:

Matt Chesler, CFA

FNK IR

646-809-2183

investor@ctw.inc

Media:

Edwina Frawley-Gangahar

EFG Media Relations

+44 7580 174672

edwina@efgmediarelations.com

CTW

Key Operating Metrics

The following table includes the Company’s key operating metrics for the six-month periods ending January 31, 2026 and 2025.

	For the Six Months Ended
	January 31,
	2026	2025
Gross in-game purchase amount(1)	$48,603,849	$49,125,267
Paying daily active users (“PDAUs”)	14,519	16,373
Daily active users (“DAUs”)	236,904	247,379
PDAUs to DAUs ratio	6.13%	6.62%
Paying monthly active users (“PMAUs”)(2)	75,715	76,684
Monthly active users (“MAUs”)(2)	1,984,354	3,269,618
PMAUs to MAUs ratio	3.82%	2.35%
PDAUs to PMAUs ratio	19.18%	21.35%
DAUs to MAUs ratio	11.94%	7.57%
ARPPDAU	$18.19	$16.31
ARPDAU	$1.12	$1.08
ARPPMAU	$106.99	$106.77
ARPMAU	$4.08	$2.50
Day 1 retention rate for paying users(3)	58.23%	60.74%
Day 7 retention rate for paying users(3)	35.50%	38.47%
Day 30 retention rate for paying users(3)	16.00%	18.47%
Day 1 retention rate for active users(4)	6.15%	5.86%
Day 7 retention rate for active users(4)	2.59%	2.16%
Day 30 retention rate for active users(4)	1.00%	0.85%
Return on advertisement spend (“ROAS”)	109.29%	105.80%

(1)	“Gross in-game purchase amount” means the total in-purchase amounts, or top-ups paid by end-users for games on G123.jp platform.
(2)	PMAUs and MAUs for each period represents the average number of PMAUs and MAUs across all the months of the respective period.
(3)	Paying user retention rate is calculated by dividing the number of paying users who return to the same game on a specific day (e.g., Day 1, Day 7, or Day 30) and remain active for at least one minute by the number of users who made their first in-game purchase in that game on Day 0. Pay user retention rate is measured on a per-game basis and reflects whether the same paying user returns to the same game following their initial purchase activity. We track paying user retention rates on a per-game basis and monitor user retention for each subsequent day following a user’s initial in-game purchase. For each day in a given period, we calculate the platform-level paying user retention rate as the average of the paying user retention rates across all games on our platform. The overall platform paying user retention rate for the period is then determined by averaging these daily platform retention rates over all days in the respective period.
(4)	Active user retention rate is calculated by dividing the number of users who return to the same game on a specific day (e.g., Day 1, Day 7, or Day 30) and remain active for at least one minute by the number of users who played that game for the first time on Day 0 and initiated gameplay by creating a character role on that day. Active user retention rate is measured on a per-game basis and only includes new users to that specific game. We track active user retention rates on a per-game basis and monitor user retention for each subsequent day following a user’s initial in-game purchase. For each day in a given period, we calculate the platform-level active user retention rate as the average of the active user retention rates across all games on our platform. The overall platform paying user retention rate for the period is then determined by averaging these daily platform retention rates over all days in the respective period.

Glossary of Terms for Key Operating Metrics

●	“ARPDAU” are to average daily in-game purchase amount per daily active user during a given period, calculated by dividing the total in-game purchase amount in a given period generated on our G123.jp platform by the average number of daily active users, which is averaged over each day within the respective period, by further dividing the number of days in the respective period;

●	“ARPPDAU” are to average daily in-game purchase amount per paying daily active user during a given period, calculated by dividing the total in-game purchase amount in a given period by the average number of paying daily active users, which is averaged over each day within the respective period, by further dividing the number of days in the respective period;

●	“ARPMAU” are to average daily in-game purchase amount per monthly active user during a given period, calculated by dividing the total in-game purchase amount in a given period generated on our G123.jp platform by the average number of monthly active users, which is averaged over each month by further dividing by the number of months in the respective period;

●	“ARPPMAU” are to average daily in-game purchase amount per paying monthly active user during a given period, calculated by dividing the total in-game purchase amount in a given period by the average number of paying monthly active users, which is averaged over each month by further dividing by the number of month in the respective period;

●	“DAUs” are to daily active users, which is a performance indicator that captures the number of Active Users who accessed our G123.jp platform at least once during a 24-hour period. DAUs for a given period is the average DAUs across all days in the respective period, which is calculated by summing the number of DAUs for each day during the given period and dividing the total by the number of days in the respective period;

●	“MAUs” are to monthly active users, which is a performance indicator that captures the number of Active Users who accessed our G123.jp platform at least once during the preceding 30-day period. MAUs for a given period is the average MAUs across all months in the respective period, which is calculated by summing the number of MAUs for each month during the given period and dividing the total by the number of months in the respective period;

●	“PDAUs” are to paying daily active users, which is a performance indicator that captures the number of users who made at least one in-game purchase, and have spent at least one (1) minute on G123.jp platform during the preceding 24-hour period. PDAUs for a given period is the average PDAUs across all days in the respective period, which is calculated by summing the number of PDAUs for each day during the given period and dividing the total by the number of days in the respective period;

●	“PMAUs” are to paying monthly active users, which is a performance indicator that captures the number of users who made at least one in-game purchase, and have spent at least one (1) minute on G123.jp platform during the preceding 30-day period. PMAUs for a given period is the average PMAUs across all months in the respective period, which is calculated by summing the number of PMAUs for each month during the given period and dividing the total by the number of months in the respective period;

●	“ROAS” are to return on advertisement spending based on created users, calculated by dividing in-game purchase amount generated by created user divided by advertising expenses during the applicable period. Advertising expenses include all expenses recorded under advertising expenses in our financial statements during the applicable period, which consist primarily of paid media costs for online channels and ad placements that are directly attributable to digital marketing efforts aimed at acquiring new users. We exclude from our ROAS calculation the costs not classified as advertising expenses, including (i) compensation for marketing personnel, (ii) travel expenses and event-related costs, and (iii) general overhead, which are not considered advertising expenses under our accounting policies and are separately reported within the broader sales and marketing expenses line item in our financial statements. In-game purchases generated by created users reflect only spending by users acquired during the applicable period and exclude in-game purchases made by existing users. This differs from the gross in-game purchase amounts disclosed elsewhere, which represent total spending by all users on the platform;

CTW

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

(Amounts in U.S. dollars, except for number of shares)

	For the Six Months Ended January 31,
	2026	2025
Revenue	$40,932,347	$41,213,907
Cost and expenses:
Cost of revenue	13,876,078	9,942,740
General & administrative expenses	5,119,691	4,507,982
Research & development expenses	1,657,902	1,322,913
Sales and marketing expenses	22,027,806	25,982,034
Total cost and expenses	42,681,477	41,755,669

(Loss) income from operations	(1,749,130)	(541,762)

Other income
Interest income, net	333,453	282,507
Foreign currency transaction gain	260,296	221,056
Other income	499,078	292,677
Other income, net	1,092,827	796,240

(Loss) income before income tax expense	(656,303)	254,478
Income tax provision (benefit)	504,937	(384,307)
Net (Loss) income	(1,161,240)	638,785

Other comprehensive income
Foreign currency translation adjustment	(249,230)	(566,536)
Comprehensive (Loss) income	$(1,410,470)	$72,249

Earnings per share
Basic and Diluted*	$(0.02)	$0.01

Weighted average number of ordinary shares
Basic and Diluted*	62,321,739	60,000,000

*	Retrospectively restated for effect of share reorganization (see Note 13)

CTW

CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in U.S. dollars, except for number of shares)

	As of January 31,	As of July 31,
	2026	2025
ASSETS	(Unaudited)
Current assets:
Cash and cash equivalent	$19,497,920	$12,208,630
Restricted cash	129,741	160,620
Accounts receivable, net	1,625,129	1,410,083
Deferred offering cost	—	1,429,523
Prepaid expenses and other current assets	2,867,509	2,866,243
Total current assets	24,120,299	18,075,099

Non-current assets:
Property, plant and equipment, net	1,198,179	1,098,679
Prepaid royalties, net	4,207,499	3,499,962
Investments in films & television programs, net	432,618	576,956
Advance to game developer, net	19,937,664	14,561,726
Deferred tax assets, net	62,968	49,067
Rights-of-use assets, net	7,415,273	6,782,354
Other noncurrent assets	4,916,847	1,858,413
Total non-current assets	38,171,048	28,427,157
TOTAL ASSETS	$62,291,347	$46,502,256

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$3,024,289	$2,377,279
Accrued advertising expenses	3,916,206	475,099
Tax payable	462,404	293,482
Lease liabilities - current	4,343,563	2,728,326
Accrued expenses and other current liabilities	3,192,831	2,549,763
Total current liabilities	14,939,293	8,423,949

Non-current liabilities:
Lease liabilities - noncurrent	3,142,682	4,222,089
Deferred tax liabilities, net	6,819,986	6,208,161
Total non-current liabilities	9,962,668	10,430,250
Total liabilities	24,901,961	18,854,199

Shareholders’ equity
Class A ordinary shares, par value $0.0001 per share, 200,000,000 shares authorized, 50,400,000 shares and 48,000,000 shares issued and outstanding as of January 31, 2026 and July 31, 2025, respectively.	5,040	4,800
Class B ordinary shares, par value $0.0001 per share, 20,000,000 shares authorized, 12,000,000 shares issued and outstanding as of January 31, 2026 and July 31, 2025	1,200	1,200
Additional paid-in capital	12,023,874	872,315
Statutory reserve	676,416	676,416
Retained earnings	30,701,099	31,862,339
Accumulated other comprehensive loss	(6,018,243)	(5,769,013)
Total Shareholders’ equity	37,389,386	27,648,057
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$62,291,347	$46,502,256

CTW

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in U.S. dollars, except for number of shares)

	For the Six Months Ended January 31,
	2026	2025
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	$(1,161,240)	$638,785

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,109,775	1,323,096
Impairment of advance to game developers	750,416	1,113,863
Impairment of prepaid royalties	—	278,747
Amortization of right-of-use asset	1,514,860	1,017,089
Gain from disposal of property, equipment and software	—	(3,211)
Foreign currency exchange gain	(139,961)	(65,249)
Deferred income tax expenses	705,348	(510,750)
Share-based compensation	1,913,692	—
Changes in operating assets and liabilities:
Accounts receivable, net	(247,360)	(352,211)
Prepaid expenses and other current assets, net	(261,481)	954,348
Advance to game developers, net	(6,193,386)	(211,492)
Prepaid royalties, net	(1,198,137)	(730,946)
Other non-current assets	(978,578)	15,369
Accounts payable	713,339	(494,929)
Accrued advertising expenses	3,498,413	1,966,414
Tax payable	173,365	(471,055)
Accrued expenses and other current liabilities	1,055,017	(711,989)
Operating lease liabilities	(1,604,380)	(1,134,783)
Amount due to related parties	(30,706)	(36,003)
Net cash (used in) provided by operating activities	(381,004)	2,585,143

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(604,817)	(188,774)
Proceeds from disposal of property and equipment	—	27,765
Investments in films and television programs	(112,494)	(107,648)
Investments in software	(2,101,942)	—
Advances to third-party loan	—	(410,000)
Net cash used in investing activities	(2,819,253)	(678,657)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from shareholder’s contribution	—	27,848
Proceeds from issuance of shares - IPO	10,645,000	—
Deferred offering cost	—	(667,720)
Net cash provided by (used in) financing activities	10,645,000	(639,872)

Effect of exchange rate changes	(186,332)	(658,886)

Net change in cash, cash equivalents and restricted cash	7,258,411	607,728
Cash, cash equivalents and restricted cash, beginning of the period	12,369,250	14,594,265
Cash, cash equivalents and restricted cash, end of the period	$19,627,661	$15,201,993

Cash, cash equivalents and restricted cash, end of the period	$19,627,661	$15,201,993
Less: restricted cash, end of the period	129,741	129,127
Cash and cash equivalents, end of the period	$19,497,920	$15,072,866

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for income tax	$—	$264,574
Cash paid for operating leases	$1,450,936	$1,174,328

Supplemental disclosures of non-cash activities:
Obtaining right-of-use assets in exchange for operating lease liabilities	$2,282,775	$1,126,466
Offering costs charged against additional paid-in capital	$1,107,209	$—

CTW

U.S. GAAP Reconciliation of Non-GAAP Adjusted Results

(Amounts in U.S. dollars thousands)

(unaudited)

Reconciliation to the most directly comparable U.S. GAAP measure of the on-GAAP measures included in this press release is as follows. The following table reconciles the Company’s net income (loss) to Adjusted EBITDA:

	For the Six Months Ended January 31,
	2026	2025
	(Unaudited)	(Unaudited)
Net (loss) income	$(1,161,240)	$638,785

Depreciation & amortization	1,109,775	1,323,096
Amortization of right-of-use asset	1,514,860	1,017,089
Interest income, net	(333,453)	(282,507)
Income tax provision (benefit)	504,937	(384,307)
Impairment of advance to game developers	750,416	1,113,863
Impairment of prepaid royalties	—	278,747
Share-based compensation	1,913,692	—
Adjusted EBITDA (non-GAAP)	$4,298,987	$3,704,766

CTW has determined to supplement its consolidated financial statements, prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), presented elsewhere within this report, with non-GAAP adjusted EBITDA, “Earnings Before Interest, Taxes, Depreciation, and Amortization.”

This non-GAAP disclosure has limitations as an analytical tool, should not be viewed as a substitute for Net Earnings (Loss) determined in accordance with U.S. GAAP, should not be considered in isolation or as a substitute for analysis of our results as reported under U.S. GAAP, nor is it necessarily comparable to non-GAAP performance measures that may be presented by other companies. CTW considers this non-GAAP measure in addition to its results prepared under current accounting standards, but it is not a substitute for, nor superior to, U.S. GAAP measures. This non-GAAP measure is provided to enhance readers’ overall understanding of the Company’s current financial performance and to provide further information for comparative purposes. This supplemental presentation should not be construed as an inference that the Company’s future results will be unaffected by similar adjustments to Net Earnings (Loss) determined in accordance with U.S. GAAP. Specifically, CTW believes the non-GAAP measure provides useful information to management and investors by isolating certain expenses, gains, and losses that may not be indicative of the Company’s core operating results and business outlook. In addition, CTW believes the non-GAAP measure enhances the comparability of results against prior periods.

CTW

Segment Reporting

(Amounts in U.S. dollars)

	For the Six Months Ended January 31,
	2026	2025
	(Unaudited)	(Unaudited)
Consolidated in-game purchases	$48,603,849	$49,125,267
Less: Revenue share with game developers and IP holders	8,186,251	9,453,531
Transaction fee	2,245,367	2,486,795
Advertisement expense	18,760,029	24,651,703
Server cost directly related to hosting the games	1,400,430	894,239
Segment profits	18,011,772	11,638,999

Other operating expenses:
Payroll and related cost	7,698,199	4,025,616
Share-based compensation cost	1,913,692	-
Lease expense	1,451,104	1,101,375
Depreciation and amortization expense (including prepaid royalties amortization)	867,889	1,339,080
Impairment expense	892,534	1,392,610
Recoup of advances made to game developers	1,549,346	1,362,612
Other cost of sales (1)	2,325,095	805,784
Other selling and marketing expenses (2)	1,441,766	766,401
Other general and administrative expenses (3)	1,621,277	1,387,283
Total other operating expenses	19,760,902	12,180,761

(Loss) from operation	(1,749,130)	(541,762)
Interest income, net	333,453	282,507
Foreign Currency Transaction gain	260,296	221,056
Other income	499,078	292,677
(Loss) Income before income tax	$(656,303)	$254,478

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The ASU’s amendments “improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses”. In addition, the standard introduces new disclosure requirements specifically for entities with a single reportable segment, and it aims to help investors better understand a company’s performance and assess potential future cash flows. The new guidance applies to all public entities subject to segment reporting under ASC 280. This ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Group adopted this ASU for the year ended July 31, 2025. The adoption of ASU does not change how segments are identified, aggregated, or measured. It adds incremental disclosure requirements.

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Group’s chief operating decision maker (“CODM”) in order to allocate resources and assess performance of the segment.

The management of the Group concludes that it has only one reporting segment. The Group provides game distribution and related services to game developers. The Group’s services have similar economic characteristics with respect to nature and form of the services provided. The Group’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews Consolidated results when making decisions about allocating resources and assessing performance of the Group, rather than by geographic area; hence the Group has only one reporting segment. CODM reviews operation results on the consolidated in-game purchase amount, recoup of advances to game developers and revenue share with game developers and IP holders, advertising expenses, transaction fees, server cost directly related to the host of games, in-house payroll cost directly related to the art and design support services provided. The following table summarizes the operating results reviewed by CODM and reconciliation to net income as reported in the consolidated statement of comprehensive income.